[REED SMITH LLP LETTERHEAD]

March 26, 2010

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549-4631

Re:	Koppers Inc.

Registration Statement on Form S-4

Filed February 26, 2010

File No. 333-165108

Dear Mr. Ingram:

On behalf of Koppers Inc. (“Koppers”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 17, 2010, with respect to the above-referenced Registration Statement on Form S-4 initially filed with the Commission on February 26, 2010 (the “Registration Statement”). Simultaneously with this letter, Koppers is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), revising the Registration Statement to reflect Koppers’ responses to the Staff’s comments.

The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Koppers’ responses follow each of the Staff’s comments.

General

1.	SEC COMMENT: We note that you are making the exchange offer in reliance on the position of the Commission as set forth in certain no-action letters. As such, please provide us a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

RESPONSE: We acknowledge the Staff’s comment and will, as requested by the Commission, file, shortly after the filing of this response letter, a letter stating that we are registering the exchange offer in reliance on the Commission’s position contained in the abovementioned no-action letters and including the supplemental representations contained in the Shearman & Sterling and Morgan Stanley & Co. Incorporated no-action letters.

2.	SEC COMMENT: Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

RESPONSE: Koppers hereby confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Koppers hereby further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.	SEC COMMENT: As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

RESPONSE: Koppers hereby confirms that the offer will be open at least through midnight on the twentieth business day in accordance with Rule 14d-1(g)(3). Based on the Staff’s comment, Koppers has modified the disclosure on the prospectus cover page, pages 12, 37, 38 and 42 of Amendment No. 1 and in exhibits 99.1, 99.2 and 99.3, as applicable.

4.	SEC COMMENT: To the extent applicable, revise the letter of transmittal filed as exhibit 99.1 to comply with the comments in this letter.

RESPONSE: Based on the Staff’s comment, the disclosure has been revised in exhibit 99.1 to comply with the comments in this letter.

5.	SEC COMMENT: Please revise the prospectus cover page to indicate that the registration statement covers the offer of the related guarantees. Refer to Item 501 of Regulation S-K.

RESPONSE: Based on the Staff’s comment, the prospectus cover page has been revised to indicate that the registration statement covers the offer of the related guarantees.

Where You Can Find More Information and Incorporation by Reference, page 1

6.	SEC COMMENT: We note that you incorporate by reference Koppers Holdings Inc.’s annual report on Form 10-K for the fiscal year ended December 31, 2009 which incorporates by reference portions of Koppers Holdings Inc.’s proxy statement for the 2010 annual meeting of stockholders in Part III. The proxy statement must be filed before the registration statement’s effectiveness.

RESPONSE: Koppers Holdings Inc. will file its definitive proxy statement with the Commission prior to the time it requests the Registration Statement be declared effective by the Staff. The information that is required by Part III of Form 10-K will be included in the definitive proxy statement that will be filed by Koppers Holdings Inc.

Cautionary Statement Regarding Forward-Looking Statements, page 2

7.	SEC COMMENT: The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

RESPONSE: Based on the Staff’s comment, Koppers has revised the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 2 of Amendment No. 1 to state explicitly that the safe harbor protections provided in the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the offer.

Acceptance of Original Notes for Exchange and Delivery of Exchange Notes page 40

8.	SEC COMMENT: We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

RESPONSE: Based on the Staff’s comment, the disclosure on pages 12, 38, 39, 41 and 42 of Amendment No. 1 and in exhibit 99.1 has been revised to state that Koppers will return any old notes not accepted for exchange “promptly” upon expiration or termination of the offer, as applicable.

9.	SEC COMMENT: We note Koppers, Inc.’s reservation of the right to amend the exchange offer’s terms. Revise to indicate that if there is a material change in the exchange offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

RESPONSE: Based on the Staff’s comment, the disclosure on page 38 of Amendment No. 1 and in exhibit 99.1 has been revised to state that in the event of a material change in the exchange offer, including the waiver by Koppers of a material condition, Koppers will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Original Notes, page 39

10.	SEC COMMENT: Delete the language in the letter of transmittal requiring the note holder to represent, warrant, and/or agree that that he/she has “reviewed” the prospectus. Refer also to disclosure on page 39.

RESPONSE: Based on the Staff’s comment, Koppers has deleted the language on page 39 of Amendment No. 1 and in exhibit 99.1 requiring the holder to represent, warrant, and/or agree that he/she has “reviewed” the prospectus.

11.	SEC COMMENT: We note the statement “Unless waived, all defects or irregularities...must be cured within such time as we shall determine.” The statement suggests that some conditions to the exchange offer may be waived after the exchange offer’s expiration. Revise to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived at or before the expiration of the exchange offer.

RESPONSE: Based on the Staff’s comment, the disclosure on page 41 of Amendment No. 1 and in exhibit 99.1 has been revised to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived at or before the expiration of the exchange offer.

No Personal Liability for Directors, Officers, Employees and Stockholders, page 66

12.	SEC COMMENT: Revise to clarify that the waiver and release will not be effective to waive liabilities under the federal securities laws.

RESPONSE: Based on the Staff’s comment, the disclosure on page 66 of Amendment No. 1 has been revised to clarify that the waiver and release will not be effective to waive liabilities under the federal securities laws.

Depositary Procedures, page 85

13.	SEC COMMENT: We note the disclaimer “we take no responsibility for the accuracy thereof.” Since Koppers, Inc. is responsible for the accuracy of the information contained in the filing, you may not disclaim responsibility for the information contained in the filing. Please revise.

RESPONSE: Based on the Staff’s comment, Koppers has deleted the language on page 87 of Amendment No. 1 disclaiming responsibility for the accuracy of certain information contained in the filing.

Certain U.S. Federal Income Tax Considerations, page 88

14.	SEC COMMENT: Revise the caption to remove the word “Certain” and the first sentence to remove the word “certain” because they may suggest that you have not included disclosure of all material United States federal income tax considerations. Further, clarify that the summary describes the material United States federal income tax consequences of the exchange offer.

RESPONSE: Based on the Staff’s comment, the disclosure has been revised on page 88 of Amendment No. 1.

Legal Matters, page 93

15.	SEC COMMENT: Disclose that counsel will opine on the legally binding effect of the exchange notes and related guarantees.

RESPONSE: Based on the Staff’s comment, the disclosure has been revised on page 93 of Amendment No. 1.

Undertakings, page II-5

16.	SEC COMMENT: Please revise to include the applicable undertakings required by Item 512(a)(5) of Regulation S-K.

RESPONSE: Based on the Staff’s comment, Koppers has revised page II-5 of Amendment No. 1 to include the undertakings required by Items 512(a)(5) of Regulation S-K.

Exhibit 5.1

17.	SEC COMMENT: Provide written confirmation that counsel concurs with our understanding that the reference to the Delaware General Corporation Law in the penultimate paragraph includes the statutory provisions and all applicable provisions of the Delaware constitution, including judicial decisions interpreting those laws.

RESPONSE: We confirm that the reference to the Delaware General Corporation Law included in the legal opinion filed as exhibit 5.1 to Amendment No. 1 includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.

18.	SEC COMMENT: We note the statement “Our opinion is rendered solely for your information...” Delete the word “solely” as it implies that investors may not be entitled to rely on the opinion.

RESPONSE: Based on the Staff’s comment, this statement has been revised in exhibit 5.1 and the word “solely” has been deleted.

19.	SEC COMMENT: We note the statement “Our opinion...may not be relied upon by any other person for any other purpose with our prior written consent.” Provide us the basis for counsel’s belief that it may so limit its opinion.

RESPONSE: Based on the Staff’s comment, this statement has been revised to provide that the opinion may be relied upon by Koppers and persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act of 1933, as amended.

Exhibit 99.1

20.	SEC COMMENT: Refer to Instruction 3. We note that Koppers, Inc. reserves the right to waive “at any time or from time to time” any of the conditions to the exchange offer. We believe that this statement may suggest conditions to the exchange offer may be waived after the exchange offer’s expiration. Revise to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived before the exchange offer’s expiration.

RESPONSE: Based on the Staff’s comment, Instructions 2 and 3 in exhibit 99.1 have been revised to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived at or before the expiration of the exchange offer.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (412) 288-7278 or Steven R. Lacy of Koppers at (412-227-2889).

Sincerely,

/s/ Hannah T. Frank
Hannah T. Frank